Seajacks Opens Office in Virginia Beach
MONACO, February 22, 2022 (GLOBE NEWSWIRE) Seajacks UK Limited, a wholly-owned subsidiary of Eneti Inc. (NYSE: NETI) and a leading provider of installation and maintenance vessels to the offshore wind sector, has established an operational base in the City of Virginia Beach, Virginia.
As previously reported, Seajacks are providing Blue Ocean Energy Marine (a Dominion Energy owned company) with a range of support services relating to the construction and operation of the first Jones Act compliant offshore wind turbine installation vessel, Charybdis.

Blair Ainslie, CEO of Seajacks, says:
“Virginia is at the heart of the burgeoning US offshore wind energy sector and we are delighted to open our US office in Virginia Beach. This office will soon become the hub for our US activities. Our teams have all been impressed with the local work force, supply chain and facilities available. Virginia is building a new industry in offshore wind and we are delighted to be involved.”

Taylor Adams, Deputy City Manager at Virginia Beach says:
“We are excited that Seajacks has chosen office space in Virginia Beach’s Town Centre to support their US operations. Their presence helps establish the Hampton Roads region as an emerging hub for the Country’s offshore wind industry. Seajacks’ performance with offshore installations speaks for itself, and their expertise will be an asset to the Coastal Virginia Offshore Wind Project.”
About Eneti
Eneti Inc. is focused on the offshore wind and marine-based renewable energy industry and has invested in the next generation of wind turbine installation vessels. The Company is listed on the New York Stock Exchange under the ticker symbol NETI. Additional information about the Company is available on the Company’s website: www.eneti-inc.com
For investor relations and other inquiries:
James Doyle
Email: investor.relations@eneti-inc.com
Telephone: +1 (646) 432-1675
Or:
Twitter: https://www.twitter.com/Eneti_Inc
About Seajacks
Seajacks International, a wholly-owned subsidiary of Eneti Inc., is a UK based offshore installation company committed to building and operating the world’s most advanced and versatile fleet of self-propelled jack-up vessels equipped to service the demands of the offshore wind industry. Our on and offshore crews work in full conjunction with all of our clients, looking to provide the most cost-

effective solutions in the safest environments possible. Additional information about Seajacks is available on the company’s website: www.seajacks.com
For further information please contact:
Jo Lees
Email: inquiries@seajacks.com
Telephone: +44 (0)1493 841 400
Or:
Twitter: https://twitter.com/Seajacks